FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Tournigan Gold Corporation (the “Company” )
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3

Item 2. Date of Material Change

March 27, 2007.

Item 3. News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on March 27, 2007.

Item 4. Summary of Material Change

The Company announced the appointment of Mr. Rex McLennan to the Board of Directors. Mr. McLennan was formerly CFO of Placer Dome Inc. where he spent 14 years and prior to that, he had a 12 year career with Imperial Oil Limited. Mr. McLennan holds a Bachelor of Sciences degree in Mathematics and Economics.

Item 5. Full Description of Material Change

For a full description of the material change, see a complete news release in the following Schedule “A” .

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7. Omitted Information

Not Applicable.

TOURNIGAN GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT MARCH 27, 2007

Item 8. Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone –  604-683-8320
Facsimile   –  604-683-8340

Item 9. Date of Report

Dated at Vancouver, B.C., this 27th day of March, 2007.

SCHEDULE “A”
PRESS RELEASE
March 27, 2007
Symbol: Canada TSX.V – TVC
Frankfurt, Berlin – TGP
2007-06

Tournigan Appoints Board Member

Tournigan Gold Corporation (TVC:TSX.v; TGP:Frankfurt) is pleased to announce the appointment of Mr. Rex McLennan to the Board of Directors of the Company.

Mr. McLennan comes to our Board following a very successful 14 year career with Placer Dome Inc. He was appointed Vice-President & Treasurer of Placer Dome in 1994 and Executive Vice-President and Chief Financial Officer (CFO) in 1997, a position he held until August 2005. He also served as a director of the World Gold Council, London while CFO at Placer Dome.

Prior to that, Mr. McLennan had a 12 year career with Imperial Oil Limited, a major publicly traded affiliate of Exxon-Mobil Corporation in which he held positions of increasing responsibility in the areas of economics, planning, treasury and capital markets operations.

Mr. McLennan has earned a reputation as a strong leader, team builder and strategically focused financial executive. He has a long, established track record of successful financial management and business development experience in large, publicly traded, multinational resource-based companies.

A graduate of the University of British Columbia, Vancouver, Mr. McLennan obtained his Bachelor of Sciences degree in Mathematics and Economics. At McGill University, Montreal, he obtained his Master of Business Administration (Finance and Accounting – Dean’s Honour List). He is a member of the Financial Executives Institute and a director (and Audit Committee Chair) of Zincore Metals Inc.

On behalf of the Board of Directors, Mr. Walchuck welcomes Mr. McLennan to the Tournigan Board.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

                 James Walchuck
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

Contact Patrick Soares, Vice President Investor Relations at (604) 683-8320, or visit
www.tournigan.com